Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09046579

SEC
Mail Processing
Section

JUN 01 2009

Washington, DC
101

19 May 2009

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp

Andrew M Knox
Public Officer

Enc.

dlw 7/20

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Manaia -1 Appraisal Well

Cue is pleased to announce that the Maari Joint venture has approved drilling of the Manaia -1 appraisal well. The well is currently scheduled to commence drilling in mid August 2009, at the end of the Maari development drilling program.

The Manaia field is located approximately 10 km SW of the Maari Field in Exploration Permit PEP 38413 in the offshore Taranaki Basin, New Zealand (Figure 1). The field was discovered in 1970 by the Maui-4 well. The well intersected an oil accumulation in the Mangahewa Formation reservoir which tested at 575 BOPD. Two additional oil accumulations were also encountered in the Moki Formation (main reservoir at Maari Field) but were not tested at the time.

The Manaia -1 appraisal well will be drilled as an extended reach horizontal well from the Maari platform using the *Ensco 107* jack-up rig. It is scheduled to take 47 days to drill and will target a location which interpretation of reprocessed PSDM 3D seismic data indicates will be updip from Maui -4. It is expected to confirm the presence of the oil column established by the Maui -4 exploration well. If producible hydrocarbons are established the well will be completed and tied into the Maari facilities for subsequent testing and production.

The Manaia field is assessed to have mean oil in place of 58 million barrels within the Mangahewa reservoir.

Cue's Chief Executive Officer, Bob Coppin said, "This is an exciting opportunity to add value to the Maari field development. In a success case it will provide additional production from both the Manaia field and possible increased recoverable volumes from Maari as a result of field life extension."

The participants in the Manaia -1 appraisal well are:

Cue Taranaki Pty Ltd	5%
OMV NZ Ltd (Operator)	69%
Todd Maari Limited	16%
Horizon Oil International Limited	10%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

19th May 2009


Taranaki Basin
KAPUNI
MAUI
TORU
KUPE
MAARI
MANAIA
KUPE SOUTH
PEP38413

Figure 1